Exhibit 99.1

ODDITY TECH REPORTS RECORD SECOND QUARTER RESULTS, RAISES FULL YEAR OUTLOOK

•	Second quarter net revenue of $241 million, up 25% year-over-year
•	Second quarter adjusted EBITDA of $70 million
•	Second quarter net income of $49 million and second quarter adjusted net income of $57 million
•	First half operating cash flow of $101 million and free cash flow of $99 million

NEW YORK, August 4, 2025 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the second quarter ended June 30, 2025.

“ODDITY’s momentum continued into the second quarter with yet another beat and raise across revenue, profit, and earnings per share. Our business is growing with high profitability, multiple engines, and long runways,” said Oran Holtzman, ODDITY co-founder and CEO. “These strong financials allow us to continue reinvesting in our future, including technology, ODDITY Labs, and building new brands”.

“The upcoming launch of Brand 3 opens up a massive new market for us with the expansion into medical grade products,” Holtzman continued. “Just as we used technology and our direct-to-consumer model to transform beauty, we are turning our sights towards health care, starting with dermatology, where we see a strong and profitable runway.”

ODDITY achieved a number of objectives during the second quarter, which include:

•	Exceeding financial guidance across all metrics for the second quarter ended June 30, 2025.
•	Double-digit online revenue growth for both IL MAKIAGE and SpoiledChild.
•	Accelerating our international expansion.
•	Progressing Brand 3 towards a formal launch in the fourth quarter of 2025.
•	Progressing Brand 4 development towards launch in 2026.
•	Ongoing development and expansion of the ODDITY LABS molecule discovery platform.
•	Completing our first ever exchangeable note offering, upsized to $600 million with a 0% coupon.
•	A strong cash position on our balance sheet, including cash, cash equivalents and investments of $815 million and undrawn credit facilities of $200 million as of June 30, 2025.

“We are pleased with our financial results for the second quarter, which beat our guidance on revenue, gross margin, adjusted EBITDA, and adjusted EPS. The third quarter is also off to a strong start,” said Lindsay Drucker Mann, ODDITY Global CFO. “The remainder of our year is driven mostly by a high visibility backlog of repeat orders. These factors altogether give us confidence to once again raise our full year outlook.”

Second Quarter Fiscal 2025 Financial Highlights1:

Results for the second quarter ended June 30, 2025 are presented below in comparison to the same period in the prior year:

•	Net revenue was $241 million compared to $193 million in the second quarter of 2024, representing a 25% year-over-year increase.
•	Gross profit was $174 million compared to $139 million in the second quarter of 2024, representing a 25% year-over-year increase. Gross margin was 72.3%, increasing by 10 bps compared to gross margin of 72.2% in the second quarter of 2024.
•	Net income was $49 million compared to $45 million in the second quarter of 2024. Net income margin was 20.4% compared to 23.6% in the second quarter of 2024.
•	Adjusted net income was $57 million compared to $51 million in the second quarter of 2024, representing a 12% year-over-year increase. Adjusted net income margin was 23.7% compared to 26.5% in the second quarter of 2024.
•	Adjusted EBITDA was $70 million compared to $62 million in the second quarter of 2024, representing a 12% year-over-year increase. Adjusted EBITDA margin was 28.8%, decreasing by 350 bps compared to adjusted EBITDA margin of 32.3% in the second quarter of 2024.
•	Diluted EPS were $0.79 for the second quarter of 2025 compared to $0.73 in the second quarter of 2024. Adjusted diluted EPS were $0.92 for the second quarter of 2025 compared to $0.82 in the second quarter of 2024.
•	Cash and cash equivalents, restricted cash, short-term deposits and marketable securities were $815 million.

1 Financial results have been rounded to the nearest million, unless indicated otherwise.

The table below sets forth our actual results for the three months ended June 30, 2025 and the low and high end of our guidance range regarding our results for the second quarter of 2025 as issued on April 29, 2025.

	Three months ended June 30, 2025
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	$241 million	$235 million	$239 million
Gross Margin	72.3%	70.5%	70.5%
Adjusted EBITDA	$70 million	$65 million	$68 million
Adjusted Diluted EPS	$0.92	$0.85	$0.89

Financial Outlook

ODDITY is raising its financial outlook for the full year ending December 31, 2025:

•	Net revenue between $799 million and $804 million, representing year-over-year growth between 23% and 24%.
•	Gross margin of approximately 71%.
•	Adjusted EBITDA between $160 million and $162 million.
•	Adjusted diluted EPS between $2.06 and $2.09. This assumes an effective tax rate of approximately 19%.

	Current FY2025 Outlook	Prior FY2025 Outlook
Net Revenue	$799-804 million	$790-798 million
Gross Margin	71%	71%
Adjusted EBITDA	$160-162 million	$157-161 million
Adjusted Diluted EPS	$2.06-2.09	$1.99-2.04

ODDITY is providing the following guidance for the third quarter ending September 30, 2025:

•	Net revenue between $144 million and $146 million, representing year-over-year growth between 21% and 23%.
•	Gross margin of approximately 68%.
•	Adjusted EBITDA between $26 million and $28 million.
•	Adjusted diluted EPS between $0.33 and $0.36. This assumes an effective tax rate of approximately 20%.

Q3 2025 Outlook
Net Revenue	$144-146 million
Gross Margin	68%
Adjusted EBITDA	$26-28 million
Adjusted Diluted EPS	$0.33-0.36

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and free cash flow are non-GAAP financial measures. Please see the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q2 2025 financial and business results and outlook is scheduled for tomorrow, August 5, 2025, at 8:30 a.m. ET. To participate, please dial 1-800-717-1738 (US) or 1-412-317-6671 (international). To access the call, please reference the company name and call title: ODDITY Second Quarter 2025 Earnings Call. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 (US) or 1-412-317-6671 (international). The access code for the replay is 1106918. An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and free cash flow. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial income, net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring items, one-time tax gains/losses and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY defines “free cash flow” as net cash provided by operating activities less purchase of property and equipment.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the third quarter 2025 and the full year ending December 31, 2025. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2025, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 60 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

press@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

	(Unaudited)
Net revenue	$241,140	$192,774	$509,216	$404,402
Cost of revenue	66,788	53,677	134,016	109,199
Gross profit	174,352	139,097	375,200	295,203
Selling, general and administrative	117,258	86,055	275,441	203,180
Operating income	57,094	53,042	99,759	92,023
Financial income, net	(2,493)	(3,670)	(5,140)	(6,625)
Income before taxes on income	59,587	56,712	104,899	98,648
Taxes on income	10,302	11,221	17,783	20,174
Net income	$49,285	$45,491	$87,116	$78,474
Weighted-average number of shares - basic	56,822	57,881	56,413	57,638
Weighted-average number of shares - diluted	62,335	61,996	61,329	62,332
Basic earnings per share	$0.87	$0.79	$1.54	$1.36
Diluted earnings per share	$0.79	$0.73	$1.42	$1.26

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$656,822	$50,340
Short-term deposits	1,000	48,000
Marketable securities	20,857	1,880
Trade receivables	10,766	9,188
Inventories	94,234	99,810
Prepaid expenses and other current assets	14,644	14,151

Total current assets	798,323	223,369

LONG-TERM ASSETS:
Marketable securities	136,077	68,831
Property, plant and equipment, net	10,359	9,817
Deferred tax asset, net	25,154	8,786
Intangible assets, net	36,718	36,458
Goodwill	64,904	64,904
Operating lease right-of-use assets	22,819	23,567
Other assets	3,545	3,150

Total long-term assets	299,576	215,513

Total assets	$1,097,899	$438,882

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$72,969	$79,130
Other accounts payable and accrued expenses	46,178	38,566
Operating lease liabilities, current	7,258	7,106

Total current liabilities	126,405	124,802

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	15,593	15,604
Exchangeable Note	582,626	-
Other long-term liabilities	22,040	16,172

Total liabilities	746,664	156,578

SHAREHOLDERS' EQUITY:
Class A Ordinary shares	15	14
Class B Ordinary shares	3	3
Additional paid-in capital	57,931	76,912
Accumulated other comprehensive income	2,901	2,106
Retained earnings	290,385	203,269

Total shareholders' equity	351,235	282,304

Total liabilities and shareholders' equity	$1,097,899	$438,882

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024

	(Unaudited)
Cash flows from operating activities:
Net income	$87,116	$78,474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,308	4,598
Share-based compensation	16,853	13,821
Deferred income taxes	(1,109)	(2,843)
Increase in trade receivables	(1,578)	(1,721)
(Increase) decrease in prepaid expenses and other receivables	(422)	404
Decrease (increase) in inventories	5,576	(4,472)
(Decrease) increase in trade payables	(7,315)	2,288
(Decrease) increase in other accounts payable and accrued expenses and other long-term liabilities	(3,191)	16,512
Change in operating lease right-of-use assets	3,911	2,295
Change in operating lease liability	(2,872)	(2,300)
Other	(893)	(1,616)

Net cash provided by operating activities	101,384	105,440

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,951)	(1,502)
Capitalization of software development costs	(2,861)	(2,284)
Maturities of (investment in) short-term deposits	47,000	(1,189)
Investment in marketable securities, net	(81,224)	(50,024)
Other investing activities	(580)	(519)

Net cash used in investing activities	(39,616)	(55,518)

Cash flows from financing activities:
Proceeds from issuance of exchangeable notes, net of issuance costs	583,500	-
Purchase of capped calls	(50,592)	-
Proceeds from exercise of options	11,444	8,645
Purchase of Class A Ordinary shares	-	(10,356)

Net cash provided by (used in) financing activities	544,352	(1,711)

Effect of exchange rate fluctuations on cash and cash equivalents	432	8

Net increase in cash, cash equivalents and restricted cash	606,552	48,219
Cash, cash equivalents and restricted cash at the beginning of the period	50,347	38,766

Cash, cash equivalents and restricted cash at the end of the period	$656,899	$86,985

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024

	(Unaudited)
Supplemental disclosures of non-cash investing and financing activities:
Issuance costs of exchangeable note and purchase of capped call accrued but not yet paid	$13,802	$-

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Measures

U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(Unaudited)		(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income	$49,285	$45,491	$87,116	$78,474
Financial income, net	(2,493)	(3,670)	(5,140)	(6,625)
Taxes on Income	10,302	11,221	17,783	20,174
Depreciation and amortization	2,653	2,297	5,308	4,598
Share-based compensation	9,769	6,959	16,853	13,821
Adjusted EBITDA	$69,516	$62,298	$121,920	$110,442

Reconciliation of Net Income and Adjusted Net Income
Net Income	$49,285	$45,491	$87,116	$78,474
Share-based compensation	9,769	6,959	16,853	13,821
Tax adjustments[1]	(1,974)	(1,361)	(5,080)	(2,826)
Adjusted Net Income	$57,080	$51,089	$98,889	$89,469

Diluted earnings per share	$0.79	$0.73	$1.42	$1.26
Adjusted diluted earnings per share	$0.92	$0.82	$1.61	$1.44

(1) Represents the tax impact of (a) the reconciling items above and (b) other discrete tax items.

Reconciliation of net cash provided by operating activities to free cash flow

	Six Months Ended June 30,
	2025	2024

	(Unaudited)
Net operating cash flow	$101,384	$105,440
Purchase of property and equipment	(1,951)	(1,502)
Free cash flow	$99,433	$103,938

ODDITY TECH LTD.

Supplemental Financial Information

U.S. dollars in thousands

Cash, cash equivalents, and investments

	June 30,	December 31,
	2025	2024

	(Unaudited)	(Audited)
Cash and cash equivalents	$656,822	$50,340
Short-term deposits and restricted cash	1,077	48,007
Marketable securities	156,934	70,711
Total cash and investments	$814,833	$169,058

Net revenue by sales channel

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(Unaudited)		(Unaudited)
Online direct-to-consumer	$235,161	$181,476	$496,214	$385,050
Percent of net revenue	98%	94%	97%	95%

Other (Israel retail, marketing affiliates)	$5,979	$11,298	$13,002	$19,352
Percent of net revenue	2%	6%	3%	5%
Net Revenue	$241,140	$192,774	$509,216	$404,402

Note: ODDITY does not sell to resellers or distributors. Online direct-to-consumer revenues are generated directly by ODDITY through its online platform only (i.e. ILMAKIAGE.com and SpoiledChild.com). All revenue in Israel, including revenue generated in stores, online, and from beauty academies, is included in Other.